UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934

X	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009.
OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to______ .
Commission file number: 1-5415

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
A. M. Castle & Co. 401(K) Savings and Retirement Plan (formerly A. M. Castle & Co. Employees’ Profit Sharing Plan)

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
A. M. Castle & Co.
3400 North Wolf Road
Franklin Park, Illinois 60131
(847) 349-7111 (Issuer’s telephone number, including area code)

A. M. Castle & Co. 401(K) Savings and Retirement Plan

Table of Contents
Page
Financial Statements:
Report of Independent Registered Public Accounting Firm	1
Statement of Net of Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplementary Information:
Schedule H, Line 4a - Schedule of Prohibited Transactions	11
Schedule H, Line 4i – Schedule of Assets (Held at end of year)	12

Signature Page	13
Exhibit Index	14
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	15

A. M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN
(Formerly A. M. Castle & Co. Employees’ Profit Sharing Plan)

FINANCIAL STATEMENTS
December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administration Committee and Plan Administrator
of the A. M. Castle & Co. 401(k) Savings and Retirement Plan
A.M. Castle & Co. 401(k) Savings and Retirement Plan
Franklin Park, Illinois

We have audited the accompanying statements of net assets available for benefits of A.M. Castle & Co. 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, are in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of A.M. Castle & Co. 401(k) Savings and Retirement Plan, as listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Baker Tilly Virchow Krause, LLP

Chicago, Illinois
June 28, 2010

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
NET ASSETS

Participant directed investments at fair value	$76,509,620	$69,399,395
Participant loans	2,000,350	2,026,698
Investments	78,509,970	71,426,093

Employer contribution receivable	-	150,123
Participant contribution receivable	-	65,420
Receivables	-	215,543

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	78,509,970	71,641,636

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	590,802	1,991,380

NET ASSETS AVAILABLE FOR BENEFITS	$79,100,772	$73,633,016

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009

ADDITIONS TO NET ASSETS
Investment income
Interest	$114,169
Dividends	844,942
Net appreciation in fair value of investments	9,703,206
Total investment income	10,662,317

Contributions
Employer	2,061,761
Participant	3,591,075
Rollovers from other qualified plans	271,886
Total contributions	5,924,722

Total additions	16,587,039

DEDUCTIONS FROM NET ASSETS

Benefits paid to participants	(11,002,825)
Administrative fees	(116,458)
Total deductions	(11,119,283)

NET INCREASE	5,467,756

NET ASSET AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	73,633,016

NET ASSET AVAILABLE FOR BENEFITS - END OF YEAR	$79,100,772

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

The following description of the A. M. Castle & Co. 401(k) Savings and Retirement Plan (“the Plan”), formerly the A.M. Castle & Co. employees’ Profit Sharing Plan, is provided for general information purposes only.  Users of these financial statements should refer to the Plan document for more complete information.

General:  The Plan was established on January 1, 1957.  The Plan was amended and restated from time to time to provide a means for eligible (salaried and nonsalaried) employees to participate in the earnings of A. M. Castle & Co. and its subsidiaries (the “Company”) in order to build a supplemental retirement fund and to provide additional disability and death benefits.  Participants should refer to the plan document for more complete information.

The Plan is a defined contribution profit-sharing and 401(k) plan available to salaried and other eligible employees of the Company and certain of its subsidiaries.  Employees of the Company are eligible to become participants in the Plan upon completion of 30 days of service for the 401(k) and matching portion of the Plan and one year of service for the profit-sharing portion of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee:  The Principal Financial Group is the trustee of the Plan effective September 1, 2005.  The Plan’s trust fund is administered under the terms of certain trust agreements between the Company and the trustee.  The trust agreements provide, among other things, that the trustee shall account for all investments, receipts, and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the fund at the close of the period.

Participant Accounts:  Participants may contribute up to 100% of their compensation, as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitations as well as rollover contributions.  Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit.  Participants direct the investment of their participant and employer contributions among various investment options offered by the Plan, including the common stock of the Company.

Employer Contributions:  The employer’s matching contribution for participants of the Plan was 25% of each dollar the participant contributes to the Plan up to the first 6% of the participant’s pretax compensation. On July 1, 2008, the Plan was amended to provide a fixed contribution of 4% of eligible earnings for all employees of the Company, excluding the USWA participants, and the employer’s matching contribution was increased to 50% of each dollar the employee contributes to the Plan up to the first 6% of the participant’s pretax compensation. For employees whose pension benefit was frozen on July 1, 2008 and who met eligibility requirements, there is a fixed “pension credit” contribution of either 3% or 6% of eligible compensation earned on and after July 1, 2008, based on age and service at the time the benefit was frozen.  USWA participants receive no employer contributions.  Although the Company eliminated the profit sharing component of the Plan on July 1, 2008, participants were still eligible for a contribution based on 2008 earnings prior to July 1, 2008.  The employer’s profit-sharing contribution to the Plan is determined at Company management’s discretion as defined by the Plan.  Company profit-sharing contributions are allocated to participants’ accounts in the ratio of their covered compensation to the total of all participants’ covered compensation.  The Company did not have a profit-sharing contribution for the year ended December 31, 2009.  Effective April 27, 2009, the Company suspended all employer contributions into the Plan including the matching contributions, fixed contributions and “pension credits”.  The employer matching contributions and “pension credits” were reinstated by the Company on April 26, 2010.

Vesting:  Participant contributions (including rollover contributions) and earnings thereon are at all times 100% vested.  For employer contributions to the Plan after June 30, 2008 and any earnings thereon, participants will be fully vested after completing two calendar years of service.  In addition, the Plan contains provisions under which the entire amount credited to a participant’s account is distributable upon a participant’s disability or death.

Forfeitures:  Matching contributions made by the Company may be reduced by the amount of forfeitures from employees’ matching contribution accounts.  Amounts forfeited from employees’ profit sharing contribution accounts are to be allocated to eligible participants, as defined by the Plan.  The amount of forfeitures, which reduced matching contributions for the year ended December 31, 2009, was $54,222.  At December 31, 2009, and 2008 there were unallocated forfeitures of $40,399 and $3,955, respectively.

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (Continued)

Allocations of Income:  Earnings of the Plan, as defined, are allocated to participants’ accounts based on the proportion of each participant’s account balance within each fund to the total account balance.

Participant Loans:  Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balances for a specified time period, as defined in the plan document.  Interest is charged on outstanding loans at one percentage point above the prime rate in effect at the time of the loan.  Loan rates are established at the beginning of each quarter.  Loans are secured by the balance in the participant’s account.  Upon termination of employment, participant loans (if in default) are first deducted from participant equity, with the remaining equity balance distributed to the participant.

Payment of Benefits:  Benefit payments from the Plan will not be made until a participant retires, dies, or otherwise terminates employment with the Company.  Benefit payments are made in cash in a lump sum or an installment basis or can be rolled over to another plan or an individual’s Individual Retirement Account.  Benefit payments to participants are recorded when paid.  Included in net assets available for benefits are amounts allocated to individuals who have completed an election to withdraw from the Plan and requested that their benefits be paid but whose distributions have not yet been paid.  Plan assets allocated to the accounts of these participants were $49,266 and $11,417 at December 31, 2009 and 2008, respectively.

Basis of Accounting:  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties:  The Plan utilizes various investment instruments, including mutual funds, a common collective fund, and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition:  Investments are stated at fair value.  The fair values of common stock and mutual fund investments are based on quoted market prices as of the last day of the year.  Common collective trusts are valued at the fair value of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust.  Interest and dividends earned on investments, but not yet received, are included in the statements of net assets available for benefits.  Participant loans are valued at amortized cost.

Net appreciation (depreciation) in fair value of investments is calculated as the difference between market value at January 1, or date of purchase if subsequent to January 1, and fair value at year end.  Fully benefit-responsive investment contracts included in the underlying investments of the ABN- AMRO Income Plus fund, a common collective trust fund in which the Plan holds an interest is to be presented at fair value.  In addition, any material difference between the fair value of this investment and its contract value is to be presented as a separate adjustment line in the Statements of Net Assets Available for Benefits because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008 are presented to reflect any material differences between the fair value and contract value.

Administrative Expenses:  Administrative and trustee expenses are allocated to participants’ accounts based on the proportion of each participant’s account balance to the total of all account balances. Some plan expenses are also paid by the Plan sponsor.

NOTE 2 - INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits (at fair value) as of December 31 are as follows:

	2009	2008
Common collective trust fund
ABN AMRO Income Plus Fund (at contract value)	$28,131,709	$30,813,283

Mutual funds
A. M. Castle & Co. Equity Fund	17,079,956	14,799,964
Artio International Equity II Fund	5,590,538	4,007,311
Vanguard Wellesley Income Fund	7,281,894	6,835,986
Perkins Mid Cap Value Fund	4,274,949	2,910,157*

Common stock
A. M. Castle & Co.	4,029,225	3,398,931*

*This investment is listed for comparison purposes as it is less than 5% of total net assets available for benefits as of December 31, 2008.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

A. M. Castle & Co. common stock	$908,997
Common collective trust fund	989,352
Mutual Funds	7,804,857
Net appreciation of investments	$9,703,206

NOTE 3 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 2002 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, the Plan’s management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, it reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA.  In the event of termination of the Plan, all participants shall become 100% vested in their accounts and no part of the trust fund shall revert to the Company.

NOTE 5 - RELATED-PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Loans made to plan participants, qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

The Plan invests in the common stock of the plan sponsor, A. M. Castle & Co.  This qualifies as a related-party transaction.  As of December 31, 2009, the fair value of this common stock held in the Plan was $4,029,225 on 294,319 shares.  The fair value as of December 31, 2008 was $3,398,931 on 313,844 shares held.

The Company pays certain fees and expenses of the Plan.  During 2009, administrative fees of $116,458 were paid by the Plan to The Principal Financial Group and ABN AMRO, which qualify as party-in-interest transactions.

NOTE 6 – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) for measurement and disclosure purposes with respect to financial assets and liabilities. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies, is described below:

Level 1 — Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets that the Plan has ability to access.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Plan’s own assumptions, consistent with reasonably available assumptions made by other market participants.

The following describes the valuation methodologies used for assets measured at fair value.

Common stock – valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – valued at the net asset value of shares held by the Plan at year-end.

Common collective trusts – valued at the fair value of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust.

Participant loans – valued at amortized cost.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Balance at December 31, 2009
Common stock	$4,029,225	$—	$—	$4,029,225
Mutual funds	44,939,488	—	—	44,939,488
Common collective trusts	—	27,540,907	—	27,540,907
Participant loans	—	—	2,000,350	2,000,350
Total	$48,968,713	$27,540,907	$2,000,350	$78,509,970

NOTE 6 – FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Balance at December 31, 2008
Common stock	$3,398,931	$—	$—	$3,398,931
Mutual funds	36,792,163	—	—	36,792,163
Common collective trusts	—	29,208,301	—	29,208,301
Participant loans	—	—	2,026,698	2,026,698
Total	$40,191,094	$29,208,301	$2,026,698	$71,426,093

During the year-ended December 31, 2009, the changes in the Plan’s participant loans, a Level 3 asset, were as follows:

Balance at January 1, 2009	$2,026,698
Purchases, sales, issuances and settlements (net)	(26,348)
Balance at December 31, 2009	$2,000,350

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H FORM 5500

The reconciliation between the financial statements and Form 5500 is as follows:

	2009	2008
Net assets per Form 5500, Schedule H	$78,509,970	$71,640,782
Adjustment from fair value to contract value for fully benefit – responsive contracts	590,8022	1,991,380
Other	—	854
Net assets available for benefits per financial statements	$79,100,7722	$73,633,016

2009
Increase in net assets per Form 5500, Schedule H	$6,869,188
Add: 2009 adjustment from fair value to contract value for fully benefit – responsive contracts	590,802 2
Less: 2008 adjustment from fair value to contract value for fully benefit – responsive contracts	(1,991,380)
Less: Other	(854) )
Increase in net assets available for benefits per financial statements	$5,467,756 6

SUPPLEMENTARY INFORMATION

SCHEDULE H, LINE 4a - SCHEDULE OF PROHIBITED TRANSACTIONS
For the Year Ended December 31, 2009

Name of plan sponsor: A. M. Castle & Co.
Employer identification number: 36-0879160
Three-digit plan number: 002

Participant contributions of the 2009 Plan year not deposited into the Plan
within the time period described in 29 CFR 2510.3-102	$ 1,031

Total delinquent participant contributions (line 4a of Schedule H)	1,031

Less: Amount fully corrected
By the Plan Sponsor during the 2009 Plan year	(1,031)

Delinquent deposits of participant contributions constituting nonexempt
prohibited transactions	$ -

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Name of plan sponsor: A. M. Castle & Co.
Employer identification number: 36-0879160
Three-digit plan number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
		Common Stock
*	A. M. Castle & Co.	A. M. Castle & Co. Common Stock	**	$ 4,029,225

		Mutual Funds
	Aston Asset Management	Montage & Caldwell Growth Fund	**	8,879,014
	Allianz NFJ Advisors	Dividend Value Fund	**	8,200,942
		Total A. M. Castle & Co. Equity Fund	**	17,079,956

	Allianz NFJ Advisors	Dividend Value Fund	**	2,371,226
	Aston Asset Management	Montage & Caldwell Growth Fund	**	1,702,155
	Artio Global Investors	International Equity Fund	**	5,590,538
	Janus International Holding, LLC	Perkins Mid Cap Value Fund	**	4,274,949
	The Royce Funds	Royce Value Plus Service Fund	**	3,672,330
	The Vanguard Group	Wellesley Income Fund	**	7,281,894
	The Vanguard Group	Vanguard 500 Index Signal Fund	**	2,966,440

		Common Collective Trust Fund
	ABN AMRO Investment Trust Co.	Income Plus Fund	**	27,540,907

		Participant Loans
*	Loans to participants	Maturing through 2019, at interest rates of 5% to 10.5%	-	2,000,350

	Total investments			$ 78,509,970

*	Represents a party in interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

Date: June 28, 2010	By:	/s/ Kevin P. Fitzpatrick
	Name:	Kevin P. Fitzpatrick
	Title:	Plan Administrator

EXHIBITS
Exhibit Number

23.1*	Consent of Baker Tilly Virchow Krause LLP, Independent Registered Public Accounting Firm

* Filed herewith